UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 21, 2020

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated May 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: May 21, 2020	By:	/s/ Anne Liversedge
Anne Liversedge Secretary

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER 2020 RESULTS
Highlights

•	GAAP net loss attributable to the partners and preferred unitholders of $33.0 million and GAAP net loss per common unit of $0.50 in the first quarter of 2020.

•
Adjusted net income(1) attributable to the partners and preferred unitholders of $52.2 million and adjusted net income per common unit of $0.58 in the first quarter of 2020 (excluding a $45 million non-cash vessel write-down and other items listed in Appendix A to this release).

•	Total adjusted EBITDA(1) of $188.4 million in the first quarter of 2020, representing another quarterly record-high and up nearly 20 percent from the same quarter of the prior year.

•
With recent charter of the 52 percent-owned Marib Spirit, the Partnership's LNG fleet is now 100 percent chartered on fixed-rate contracts for the remainder of 2020; and 94 percent charter coverage for 2021.

•	Fixed-rate charters performing as expected; reaffirming 2020 adjusted net income guidance.

•
Continuing to execute on capital allocation plan of balance sheet delevering while concurrently increasing returns to investors, including a 32 percent increase in quarterly cash distributions paid in May 2020 to common unitholders.

•	Eliminated all of the incentive distribution rights held by the Partnership's general partner in exchange for 10.75 million newly-issued common units in May 2020.
Hamilton, Bermuda, May 21, 2020 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2020.
Consolidated Financial Summary

	Three Months Ended
	March 31, 2020	December 31, 2019	March 31, 2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	139,887	148,797	149,744
Income from vessel operations	21,738	83,604	69,361
Equity income	373	30,207	5,578
Net (loss) income attributable to the partners and preferred unitholders	(32,994)	67,370	21,617
Limited partners’ interest in net (loss) income per common unit	(0.50)	0.77	0.19
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues(1)	244,268	246,577	216,999
Total adjusted EBITDA(1)	188,388	184,168	158,214
Distributable cash flow (DCF)(1)	74,877	71,350	54,214
Adjusted net income attributable to the partners and preferred unitholders(1)	52,236	50,342	33,365
Limited partners’ interest in adjusted net income per common unit	0.58	0.56	0.34

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2020 Compared to First Quarter of 2019

GAAP net (loss) income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended March 31, 2020, compared to the same quarter of the prior year, by: earnings from the six liquefied natural gas (LNG) carrier newbuildings which delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures between January and December 2019; commencement of terminal use payments in January 2020 to the Partnership's 30 percent-owned joint venture with National Oil & Gas Authority, Gulf Investment Corporation and Samsung C&T (the Bahrain LNG Joint Venture); higher earnings from the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) as a result of the charter contracts that were secured at higher rates for the Arwa Spirit and Marib Spirit in June and July 2019, respectively; and higher earnings from the Partnership’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) as a result of securing higher LPG charter rates. These increases were partially offset by: a reduction in earnings upon the sales of the WilForce and WilPride LNG carriers in January 2020, the Toledo Spirit in January 2019 and the Alexander Spirit in October 2019; and lower earnings from the Magellan Spirit upon its redeployment in May 2019, which is currently chartered-in from the MALT Joint Venture.

In addition, GAAP net (loss) income attributable to the partners and preferred unitholders was negatively impacted for the three months ended March 31, 2020, compared to the same quarter of the prior year, by write-downs of $45 million recorded on six multi-gas carriers in the first quarter of 2020; unrealized credit loss provisions upon the adoption of the new accounting standard ASC 326 on January 1, 2020; and higher unrealized losses on non-designated derivative instruments.

CEO Commentary

“Teekay LNG continues to record strong operating results with the completion of our growth program and our assets operating as expected, earning reliable cash flows for the Partnership,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “While the unprecedented recent global events are clearly a major area of focus for us, our long-term contract cover has ensured that they have had a minimal impact on Teekay LNG’s operations and cash flows so far in 2020, and we expect this to continue. We are very proud of how our dedicated seafarers and on-shore colleagues have responded to COVID-19, implementing new standards which focus on the health and well-being of everyone involved in our organization, especially our colleagues at sea, while maintaining consistently safe and efficient vessel operation for our customers."

Mr. Kremin continued, “I’m pleased that we took proactive steps this quarter to strengthen our commercial position with three new fixed-term LNG charters and to increase our financial flexibility with the refinancing of our unsecured revolver at the same size and pricing despite the volatility in our markets. Our LNG fleet is now 100 percent fixed on ‘take-or-pay’ charters with high-quality customers and with over $370 million in total liquidity as of March 31, 2020, we believe we are well-positioned to meet our upcoming debt maturities without the need to access the public capital markets until later next year, while maintaining a strong financial foundation. Given the long-term stability of our business model, we are today reaffirming our fiscal 2020 financial guidance which projects an increase in adjusted net income of approximately 48 percent(1) over 2019.”

(1)
This is a non-GAAP financial measure. Please see Teekay LNG’s Q1-20 earnings release for definitions and reconciliations to the comparable GAAP measures. Assumes mid-point of guidance range of $230-$270 million of adjusted net income for 2020.

Summary of Recent Events

In May 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights held by the General Partner in exchange for 10.75 million newly-issued common units. Following the completion of this transaction on May 11, 2020, Teekay Corporation now beneficially owns approximately 36 million of the Partnership's common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42 percent in the Partnership.

In May 2020, the MALT Joint Venture chartered the Marib Spirit to an international trading company for a period of six months, which is expected to commence in mid-June 2020.

In April 2020, the MALT Joint Venture secured new charters for the Arwa Spirit and the Methane Spirit for periods of 12 and eight months, respectively. The new charters are expected to commence upon completion and in direct continuation of their existing charters in May and July 2020, respectively.

In March 2020, the Partnership successfully refinanced its existing $225 million unsecured revolving credit facility, which was scheduled to mature in November 2020, with a new two-year facility of the same amount and pricing consistent with the previous facility of LIBOR + 140 bps.

In December 2018, the board of directors of Teekay LNG's general partner approved a $100 million common unit repurchase program. Since that time, the Partnership has repurchased a total of 3.63 million common units, or approximately 4.6 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $44.2 million, representing an average repurchase price of $12.16 per unit.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and until the sale of our last conventional tanker in October 2019, the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	March 31, 2020				March 31, 2019
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	132,570	7,317	—	139,887	137,822	9,160	2,762	149,744
Income (loss) from vessel operations	67,182	(45,444)	—	21,738	72,789	(2,346)	(1,082)	69,361
Equity income (loss)	182	191	—	373	7,493	(1,915)	—	5,578
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	101,543	1,603	—	103,146	107,693	(425)	(563)	106,705
Adjusted EBITDA from equity-accounted vessels(i)	75,970	9,272	—	85,242	43,986	7,523	—	51,509
Total adjusted EBITDA(i)	177,513	10,875	—	188,388	151,679	7,098	(563)	158,214

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the liquefied natural gas segment for the three months ended March 31, 2020, compared to the same quarter of the prior year, were negatively impacted primarily by: a reduction in earnings upon the sales of the WilForce and WilPride LNG carriers in January 2020; and lower earnings from the Magellan Spirit upon its redeployment in May 2019 at a lower charter rate. These decreases were partially offset by the delivery of the Yamal Spirit in January 2019.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the liquefied natural gas segment for the three months ended March 31, 2020, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of four ARC7 LNG carrier newbuildings between June and December 2019 to the Partnership’s 50 percent-owned joint venture with China LNG Shipping (Holdings) Limited (Yamal LNG Joint Venture); commencement of terminal use payments in January 2020 to the Partnership's 30 percent-owned Bahrain LNG Joint Venture; and higher earnings from the Partnership’s 52 percent-owned MALT Joint Venture as a result of the one-year charter contracts that were secured at higher rates for the Arwa Spirit and Marib Spirit in June and July 2019, respectively. In addition, GAAP equity income was negatively impacted by higher unrealized losses on non-designated derivative instruments in the first quarter of 2020 compared to the first quarter of 2019, and unrealized credit loss provisions recorded in the Partnership's equity-accounted joint ventures upon adoption of the new accounting standard (ASC 326) on January 1, 2020.

Liquefied Petroleum Gas Segment

Loss from vessel operations for the liquefied petroleum gas segment for the three months ended March 31, 2020, compared to the same quarter of the prior year, was negatively impacted by the write-downs of six multi-gas carriers primarily due to the lower near-term outlook for these types of vessels as a result of the current economic environment as well as receiving notification that the Partnership's commercial management arrangement with a third-party commercial manager will dissolve in September 2020. This decrease was partially offset by the improved results from the Partnership's seven multi-gas carriers as a result of fewer off-hire days for scheduled dry dockings and repairs during the first quarter of 2020.

Equity income (loss) and adjusted EBITDA from equity-accounted vessels(1) for the liquefied petroleum gas segment for the three months ended March 31, 2020, compared to the same quarter of the prior year, were positively impacted by higher LPG charter rates earned and fewer off-hire days in the Partnership’s 50 percent-owned Exmar LPG Joint Venture.

Conventional Tanker Segment

There were no results from vessel operations for the conventional tanker segment for the three months ended March 31, 2020, as the last of the Partnership's conventional tankers, the Toledo Spirit and Alexander Spirit, were sold in January and October of 2019, respectively.

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of May 1, 2020. The Partnership also owns a 30 percent interest in a regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77

(i)	Includes vessels leased by the Partnership from third parties and accounted for as finance leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of March 31, 2020, the Partnership had total liquidity of $372.7 million (comprised of $312.7 million in cash and cash equivalents and $60.0 million in undrawn credit facilities), up from $326.4 million of total liquidity as of December 31, 2019.

Conference Call

The Partnership plans to host a conference call on Thursday, May 21, 2020 at 1:00 p.m. (ET) to discuss the results for the first quarter of 2020. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing 1 (800) 458-4148 or 1 (647) 484-0477, if outside North America, and quoting conference ID code 8587512.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow, Total Adjusted Revenues and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Total Adjusted Revenues represents the Partnership's voyage revenues from its consolidated vessels, as shown in the Partnership's Consolidated Statements of (Loss) Income, and its proportionate ownership percentage of the voyage revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, less the Partnership's proportionate share of voyage revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix C and E of this release for a reconciliation of this non-GAAP financial measure to voyage revenues and equity income, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements. The Partnership's equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of the Partnership's equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by the Partnership's equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, unrealized credit loss adjustments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net (Loss) Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (3) of the Consolidated Statements of (Loss) Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized credit loss adjustments, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	139,887	148,797	149,744

Voyage expenses	(2,317)	(4,628)	(5,775)
Vessel operating expenses	(26,104)	(30,706)	(26,101)
Time-charter hire expense	(5,922)	(5,987)	(5,591)
Depreciation and amortization	(32,639)	(33,053)	(34,126)
General and administrative expenses	(6,167)	(4,829)	(6,632)
Write-down and gain on sales of vessels(1)	(45,000)	14,349	—
Restructuring charges(2)	—	(339)	(2,158)
Income from vessel operations	21,738	83,604	69,361

Equity income(3)	373	30,207	5,578
Interest expense	(36,704)	(40,712)	(42,217)
Interest income	2,370	922	1,078
Realized and unrealized (loss) gain on non-designated derivative instruments(4)	(20,471)	4,352	(6,617)
Foreign currency exchange gain (loss)(5)	4,739	(4,545)	(731)
Other (expense) income	(361)	(1,767)	251
Net (loss) income before income tax expense	(28,316)	72,061	26,703
Income tax expense	(2,512)	(985)	(2,578)
Net (loss) income	(30,828)	71,076	24,125

Non-controlling interest in net income	2,166	3,706	2,508
Preferred unitholders' interest in net income	6,425	6,426	6,425
General partner's interest in net (loss) income	(789)	1,218	304
Limited partners’ interest in net (loss) income	(38,630)	59,726	14,888
Limited partners' interest in net (loss) income per common unit:
• Basic	(0.50)	0.77	0.19
• Diluted	(0.50)	0.77	0.19
Weighted-average number of common units outstanding:
• Basic	77,071,647	77,509,379	78,598,678
• Diluted	77,071,647	77,615,829	78,680,661
Total number of common units outstanding at end of period	76,171,639	77,509,339	78,626,403

(1)
For the three months ended March 31, 2020, the Partnership wrote-down six wholly-owned multi-gas carriers (the Pan Spirit, Unikum Spirit, Vision Spirit, Camilla Spirit, Sonoma Spirit and Cathinka Spirit) to their estimated fair values. The total impairment charge of $45.0 million related to these six multi-gas carriers is included in write-down and gain on sales of vessels for the three months ended March 31, 2020. In December 2019, the Partnership recognized a gain of $14.3 million for the three months ended December 31, 2019 on derecognition of two LNG carriers on charter to Awilco LNG ASA (or Awilco) as they were reclassified as sales-type leases upon Awilco obtaining credit approval for a financing facility that provided the funds necessary for Awilco to fulfill its vessel repurchase obligations to the Partnership in January 2020.

(2)
For the three months ended December 31, 2019, the Partnership incurred restructuring charges of $0.3 million from subsidiaries of Teekay Corporation attributable to employees that previously supported the Partnership. In January 2019, the Toledo Spirit was sold and as a result of the sale, the Partnership recorded a restructuring charge of $2.2 million for the three months ended March 31, 2019, relating to seafarer severance costs.

(3)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Equity income	373	30,207	5,578
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	22,204	(6,271)	4,360
Proportionate share of unrealized credit loss provision(a)	8,980	—	—
Proportionate share of other items	(539)	1,436	345
Equity income adjusted for items in Appendix A	31,018	25,372	10,283

(a) Adoption of new accounting standard ASC 326 on January 1, 2020.

(4)
The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Realized losses relating to:
Interest rate swap agreements	(2,911)	(2,683)	(2,385)
Foreign currency forward contracts	(241)	(147)	—
	(3,152)	(2,830)	(2,385)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(17,521)	6,849	(4,192)
Foreign currency forward contracts	202	333	—
Toledo Spirit time-charter derivative contract	—	—	(40)
	(17,319)	7,182	(4,232)
Total realized and unrealized (losses) gains on non-designated derivative instruments	(20,471)	4,352	(6,617)

(5) For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of (Loss) Income.

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments and unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Realized losses on cross-currency swaps	(1,817)	(1,109)	(1,434)
Unrealized (losses) gains on cross currency swaps	(49,540)	12,579	(1,920)
Unrealized gains (losses) on revaluation of NOK bonds	53,973	(11,877)	(579)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2020	2019
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	312,710	160,221
Restricted cash – current	37,032	53,689
Accounts receivable	10,592	13,460
Prepaid expenses	7,780	6,796
Current portion of derivative assets	—	355
Current portion of net investments in direct financing and sale-type leases	13,740	273,986
Advances to affiliates	5,474	5,143
Other current assets	237	238
Total current assets	387,565	513,888

Restricted cash – long-term	76,496	39,381

Vessels and equipment
At cost, less accumulated depreciation	1,272,433	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation	1,686,634	1,691,945
Operating lease right-of-use asset	30,882	34,157
Total vessels and equipment	2,989,949	3,061,499
Investments in and advances to equity-accounted joint ventures	1,065,389	1,155,316
Net investments in direct financing and sales-type leases	529,943	544,823
Other assets	16,169	14,738
Derivative assets	—	1,834
Intangible assets – net	41,152	43,366
Goodwill	34,841	34,841
Total assets	5,141,504	5,409,686

LIABILITIES AND EQUITY
Current
Accounts payable	1,633	5,094
Accrued liabilities	76,796	76,752
Unearned revenue	25,832	28,759
Current portion of long-term debt	328,384	393,065
Current obligations related to finance leases	70,455	69,982
Current portion of operating lease liabilities	13,524	13,407
Current portion of derivative liabilities	66,852	38,458
Advances from affiliates	8,372	7,003
Total current liabilities	591,848	632,520
Long-term debt	1,356,766	1,438,331
Long-term obligations related to finance leases	1,323,069	1,340,922
Long-term operating lease liabilities	17,357	20,750
Derivative liabilities	96,453	51,006
Other long-term liabilities	53,460	49,182
Total liabilities	3,438,953	3,532,711
Equity
Limited partners – common units	1,425,960	1,543,598
Limited partners – preferred units	285,159	285,159
General partner	47,839	50,241
Accumulated other comprehensive loss	(108,457)	(57,312)
Partners' equity	1,650,501	1,821,686
Non-controlling interest	52,050	55,289
Total equity	1,702,551	1,876,975
Total liabilities and total equity	5,141,504	5,409,686

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(30,828)	24,125
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments	17,319	4,232
Depreciation and amortization	32,639	34,126
Write-down of vessels	45,000	—
Unrealized foreign currency exchange gain	(6,931)	(1,767)
Equity income, net of dividends received $6,500 (2019 – $7,008)	6,127	1,430
Amortization of deferred financing issuance costs included in interest expense	1,534	3,731
Other non-cash items	1,487	6,223
Change in non-cash operating assets and liabilities	(495)	(17,596)
Receipts from direct financing and sales-type leases	264,072	3,025
Expenditures for dry docking	(1,191)	(4,279)
Net operating cash flow	328,733	53,250
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	384,149	108,551
Scheduled repayments of long-term debt	(27,785)	(29,476)
Prepayments of long-term debt	(445,047)	(140,787)
Financing issuance costs	(2,601)	(903)
Proceeds from financing related to sales and leaseback of vessels	—	158,680
Scheduled repayments of obligations related to finance leases	(17,380)	(17,664)
Repurchase of common units	(15,635)	(9,497)
Cash distributions paid	(21,438)	(17,646)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	(2,219)	—
Dividends paid to non-controlling interest	—	(20)
Net financing cash flow	(147,956)	51,238
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,830)	(123,884)
Capital contributions and advances to equity-accounted joint ventures	—	(2,864)
Net investing cash flow	(7,830)	(126,748)

Increase (decrease) in cash, cash equivalents and restricted cash	172,947	(22,260)
Cash, cash equivalents and restricted cash, beginning of the period	253,291	222,864
Cash, cash equivalents and restricted cash, end of the period	426,238	200,604

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(30,828)	24,125
Less: net income attributable to non-controlling interests	(2,166)	(2,508)
Net (loss) income attributable to the partners and preferred unitholders	(32,994)	21,617
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	45,000	—
Restructuring charges(2)	—	2,158
Foreign currency exchange gain(3)	(6,556)	(876)
Unrealized losses on non-designated derivative instruments and other items from equity-accounted investees(4)	30,645	4,705
Unrealized losses on non-designated derivative instruments(5)	17,319	4,232
Other items	(100)	1,998
Non-controlling interests’ share of items above(6)	(1,078)	(469)
Total adjustments	85,230	11,748
Adjusted net income attributable to the partners and preferred unitholders	52,236	33,365

Preferred unitholders' interest in adjusted net income	6,425	6,425
General partner's interest in adjusted net income	916	539
Limited partners’ interest in adjusted net income	44,895	26,401
Limited partners’ interest in adjusted net income per common unit, basic	0.58	0.34
Weighted-average number of common units outstanding, basic	77,071,647	78,598,678

(1)	See Note 1 to the Consolidated Statements of (Loss) Income included in this release for further details.

(2)	See Note 2 to the Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Foreign currency exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of (Loss) Income included in this release for further details.

(4)
Reflects the proportionate share of unrealized credit loss provision and unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 3 to the Consolidated Statements of (Loss) Income included in this release for further details.

(5)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of (Loss) Income included in this release for further details.

(6)
Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net (loss) income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)

Net (loss) income	(30,828)	24,125
Add:
Write-down of vessels	45,000	—
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	39,542	18,748
Depreciation and amortization	32,639	34,126
Unrealized loss on non-designated derivative instruments	17,319	4,232
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,769	3,218
Distributions relating to equity financing of newbuildings	—	1,193
Deferred income tax and other non-cash items	998	3,765
Subtract:
Equity income	(373)	(5,578)
Distributions relating to preferred units	(6,425)	(6,425)
Foreign currency exchange gain	(6,556)	(876)
Estimated maintenance capital expenditures	(14,657)	(17,034)
Distributable Cash Flow before non-controlling interest	80,428	59,494
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,551)	(5,280)
Distributable Cash Flow	74,877	54,214
Amount of cash distributions attributable to the General Partner	(389)	(305)
Limited partners' Distributable Cash Flow	74,488	53,909
Weighted-average number of common units outstanding, basic	77,071,647	78,598,678
Distributable Cash Flow per limited partner common unit	0.97	0.69

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $15.2 million and $11.0 million for the three months ended March 31, 2020 and 2019, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues and Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)
Voyage revenues	139,887	149,744
Partnership's proportionate share of voyage revenues from its equity-accounted joint ventures (See Appendix E)	110,136	72,731
Less the Partnership’s proportionate share of voyage revenues earned directly from its equity-accounted joint ventures	(5,755)	(5,476)
Total adjusted revenues	244,268	216,999

	Three Months Ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)
Net (loss) income	(30,828)	24,125
Depreciation and amortization	32,639	34,126
Interest expense, net of interest income	34,334	41,139
Income tax expense	2,512	2,578
EBITDA	38,657	101,968

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange (gain) loss	(4,739)	731
Other expense (income) – net	361	(251)
Equity income	(373)	(5,578)
Realized and unrealized loss on derivative instruments	20,471	6,617
Write-down of vessels	45,000	—
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,769	3,218
Consolidated adjusted EBITDA	103,146	106,705
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	85,242	51,509
Total adjusted EBITDA	188,388	158,214

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	132,570	7,317	—	139,887
Voyage expenses	(1,029)	(1,288)	—	(2,317)
Vessel operating expenses	(22,092)	(4,012)	—	(26,104)
Time-charter hire expense	(5,922)	—	—	(5,922)
Depreciation and amortization	(30,592)	(2,047)	—	(32,639)
General and administrative expenses	(5,753)	(414)	—	(6,167)
Write-down of vessels	—	(45,000)	—	(45,000)
Income (loss) from vessel operations	67,182	(45,444)	—	21,738
Depreciation and amortization	30,592	2,047	—	32,639
Write-down of vessels	—	45,000	—	45,000
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	3,769	—	—	3,769
Consolidated adjusted EBITDA	101,543	1,603	—	103,146

	Three Months Ended March 31, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	137,822	9,160	2,762	149,744
Voyage (expenses) recoveries	(1,238)	(4,670)	133	(5,775)
Vessel operating expenses	(20,555)	(4,352)	(1,194)	(26,101)
Time-charter hire expense	(5,591)	—	—	(5,591)
Depreciation and amortization	(31,686)	(1,921)	(519)	(34,126)
General and administrative expenses	(5,963)	(563)	(106)	(6,632)
Restructuring charges	—	—	(2,158)	(2,158)
Income (loss) from vessel operations	72,789	(2,346)	(1,082)	69,361
Depreciation and amortization	31,686	1,921	519	34,126
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	3,218	—	—	3,218
Consolidated adjusted EBITDA	107,693	(425)	(563)	106,705

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2020		March 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	254,652	110,136	170,251	72,731
Voyage expenses	(2,815)	(1,354)	(2,880)	(1,447)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(70,876)	(31,629)	(54,387)	(23,972)
Depreciation and amortization	(25,613)	(12,965)	(28,640)	(13,785)
Income from vessel operations of equity-accounted vessels	155,348	64,188	84,344	33,527
Net interest expense	(76,058)	(30,493)	(53,146)	(21,278)
Income tax expense	(598)	(299)	(2,781)	(1,051)
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provision(2)	(102,927)	(33,023)	(16,906)	(5,620)
Net (loss) income / equity income of equity-accounted vessels	(24,235)	373	11,511	5,578
Net (loss) income / equity income of equity-accounted LNG vessels	(24,777)	182	15,183	7,493
Net income (loss) / equity income (loss) of equity-accounted LPG vessels	542	191	(3,672)	(1,915)

Net (loss) income / equity income of equity-accounted vessels	(24,235)	373	11,511	5,578
Depreciation and amortization	25,613	12,965	28,640	13,785
Net interest expense	76,058	30,493	53,146	21,278
Income tax expense	598	299	2,781	1,051
EBITDA from equity-accounted vessels	78,034	44,130	96,078	41,692

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provision(2)	102,927	33,023	16,906	5,620
Direct finance and sale-type lease payments received in excess of revenue recognized	24,976	9,024	14,689	5,133
Amortization of in-process contracts	(1,718)	(935)	(1,722)	(936)
Adjusted EBITDA from equity-accounted vessels	204,219	85,242	125,951	51,509
Adjusted EBITDA from equity-accounted LNG vessels	185,672	75,970	110,902	43,986
Adjusted EBITDA from equity-accounted LPG vessels	18,547	9,272	15,049	7,523

(1)
The Partnership's equity-accounted vessels for the three months ended March 31, 2020 and 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at March 31, 2020, compared to 22 owned and in-chartered LPG carriers as at March 31, 2019; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at March 31, 2020 chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at March 31, 2020, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at March 31, 2019; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)	Unrealized credit losses were recorded for the three months ended March 31, 2020 upon the adoption of the new accounting standard ASC 326 on January 1, 2020.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at March 31, 2020		As at December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	578,101	241,122	509,065	210,736
Other current assets	69,416	28,938	62,566	27,719
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	2,044,990	1,044,317	3,112,349	1,375,570
Net investments in sales-type and direct financing leases, current and non-current	5,484,835	2,116,196	4,589,139	1,856,709
Other non-current assets	67,372	44,542	50,967	41,015
Total assets	8,244,714	3,475,115	8,324,086	3,511,749

Current portion of long-term debt and obligations related to finance leases and operating leases	317,747	136,396	315,247	136,573
Current portion of derivative liabilities	49,708	19,563	34,618	13,658
Other current liabilities	166,387	71,309	153,816	66,224
Long-term debt and obligations related to finance leases and operating leases	4,970,226	2,018,174	5,026,123	2,041,595
Shareholders' loans, current and non-current	346,969	127,312	346,969	126,546
Derivative liabilities	315,023	127,703	162,640	66,060
Other long-term liabilities	66,653	32,867	64,196	32,323
Equity	2,012,001	941,791	2,220,477	1,028,770
Total liabilities and equity	8,244,714	3,475,115	8,324,086	3,511,749

Investments in equity-accounted joint ventures		941,791		1,028,770
Advances to equity-accounted joint ventures		127,312		126,546
Credit loss provision(2)		(3,714)		—
Investments in and advances to equity-accounted joint ventures		1,065,389		1,155,316

(1)
The Partnership's equity-accounted vessels as at March 31, 2020 and December 31, 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at March 31, 2020 chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)	Unrealized credit losses were recorded as at March 31, 2020 upon the adoption of the new accounting standard ASC 326 on January 1, 2020.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Partnership's operations and cash flows; the Partnership’s ability to achieve previously disclosed adjusted net income guidance figures for the year-ending December 31, 2020; expectations on future allocation of capital towards balance sheet deleveraging and returning capital to unitholders; the ability to continue to pay increased distributions on its common units; expected charter commencement dates; and the Partnership's positioning to meet its upcoming debt maturities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or dry-docking requirements; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.